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21002858

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67580

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CITY CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 NORTH MICHIGAN AVENUE, SUITE 3200

(No. and Street)

CHICAGO	ILLINOIS	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOCHFELDER & WEBER, P.C.

(Name – *if individual, state last, first, middle name*)

525 WEST MONROE - #910	CHICAGO	ILLINOIS	60661
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, MARK TIMMERMAN _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
CITY CAPITAL ADVISORS, LLC _____ , as

of DECEMBER 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

```
OFFICIAL SEAL
SHARON STEWART
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/27/22
```

Mark Timmerman
Signature

MANAGING DIRECTOR
Title

Sharon Stewart
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITY CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
FORM X-17A-5
DECEMBER 31, 2020

PUBLIC

CITY CAPITAL ADVISORS, LLC

STATEMENT OF
FINANCIAL CONDITION

DECEMBER 31, 2020

CITY CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

CURRENT ASSETS

Cash	$ 420,408
Accounts Receivable - operations	163,083
Misc Receivable	32,065
Total Current Assets	615,556

FIXED ASSETS

Leasehold Improvements	35,828
Office Equipment	99,357
Office Furniture	107,844
Total Fixed Assets	243,029
Less: Accumulated Depreciation	(224,328)
Net Fixed Assets	18,701

OTHER ASSETS

Deposits	82,789
Prepaid Expenses	32,854
Startup Costs (Net of Amortization)	202
Total Other Assets	115,845

TOTAL ASSETS	$ 750,102

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	$ 39,464
Accrued Payroll Liabilities	25,996
Total Current Liabilities	65,460

LONG TERM LIABILITIES

PPP Loan	363,900
Deferred Rent Payable	346,973
Total Long Term Liabilities	710,873

EQUITY

Members' Equity	(26,231)

TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 750,102

The accompanying notes are an integral part of these statements.

CITY CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

1. **NATURE OF BUSINESS**

City Capital Advisors, LLC (the "Company"), a Delaware limited liability company, is a results-oriented investment and merchant banking advisory firm dedicated to delivering privately-held companies and their owner's optimal performance in capitalizing on the value of their companies. The Company was formed May 5, 2005, and will continue operations perpetually unless terminated in accordance with the operating agreement. The Company is a registered FINRA broker-dealer and SIPC member firm.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

BASIS OF ACCOUNTING
The financial statements are prepared on the accrual basis of accounting.

CASH AND EQUIVALENTS
For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

PROPERTY AND EQUIPMENT
Property and Equipment are stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets. The cost of repairs and maintenance is expensed as incurred. Depreciation expense was $3,034 for the year ended December 31, 2020.

INCOME TAXES
The Company has elected to be taxed as a partnership under the Internal Revenue Code. Under those provisions, the Company does not pay federal income tax, instead, the limited liability members include their respective shares of the Company's income in their individual income tax returns.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2017.

ACCOUNTS RECEIVABLE
The Company uses the specific identification method to determine uncollectible accounts receivable. At December 31, 2020, the Company considers all accounts receivable to be collectible.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

REVENUE RECOGNITION

The Company's revenues are derived mainly from investment banking fees and related financial advisory services. Investment banking fee revenue is recognized upon the consummation of a transaction with various clients. Other financial advisory revenue is recognized when there is persuasive evidence that an arrangement exists, services have been rendered, the price is fixed or determinable, and the collectivity is reasonably assured.

SHARED INVESTMENT BANKING FEES

Shared investment banking fees represent payments made to independent contractors and employees for services rendered as part of an investment banking arrangement and are expensed as they are incurred.

3. COMMITMENTS

The Company leases one separate office spaces in Chicago, Illinois under one non-cancelable operating lease expiring November 30, 2028. The Company is also responsible for operating expenses and real estate taxes under the lease. Under the current lease, the Company is receiving 12 months of rent abatement beginning on December 1, 2017.

The Company also entered into two equipment leases in July 2019, which expires in November 2024. The monthly payment, including taxes and fees, is $1,790.

The future minimum rental payments (including estimated operating expense and real estate taxes) required under the lease is as follows:

Year Ending December 31	Amount
2021	358,898
2022	363,472
2023	368,046
2024	372,620
2025	377,194
2026	381,768
2027	386,342
2028	390,916
Total	$ 2,999,256

Rent Expense amounted to $373,336 for 2020.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Security and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent of $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater.

Net Capital and aggregate indebtedness change daily, but at December 31, 2020, the Company had adjusted Net Capital and Net Capital requirements of $12,530 and $5,000, respectively.

5. **MAJOR CUSTOMERS**

At December 31, 2020 one client accounted for 31% of total accounts receivable. During 2020, four clients accounted for 43%, 15%, 10%, and 9%, of total revenue, respectively. No other client accounted for more than 5% of 2020 revenue.

6. **CONCENTRATION OF CREDIT RISK**

The Company maintains cash balances at a Chicago financial institution. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2020, $172,724 was uninsured.

7. **REVENUE SHARE INCOME**

The revenue share income in 2020 was $54,693 received from City Capital Ventures, an unrelated party. As part of the revenue share agreement, City Capital Ventures receives from the Company office space consisting of private and semi-private offices, a cubicle, and the use of its conference rooms and kitchen. The Company also provides overhead support that include but is not limited to administrative support, copiers/printers, office supplies, phone equipment, IT support, phone and internet service.

8. **RETIREMENT PLAN**

The Company maintains a Simple IRA plan for eligible employees. The Company is required to make a non-elective contribution in the amount of 2% of gross wages to the plan and can make additional contributions at the discretion of the Board of Directors, within the limits imposed by the Internal Revenue Code. Total contributions to the plan by the Company were $20,597 for the year ended December 31, 2020.

9. **SUBSEQUENT EVENTS**

The Company did not have any subsequent events through February 14, 2021, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2020.

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*32*******2149*****************MIXED AADC 220
67580 FINRA DEC
CITY CAPITAL ADVISORS LLC
444 N MICHIGAN AVE STE 3200
CHICAGO, IL 60611-3906

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 5,478.01

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (1,670.03)

   _____
   Date Paid
   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 3,807.88

   G. **PAYMENT:** √ the box
      Check mailed to P.O. Box ❑   Funds Wired ❑   ACH ☒ $ 3,807.88
      Total (must be same as F above)

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CITY CAPITAL ADVISORS
(Name of Corporation, Partnership or other organization)

_Mark T_____
(Authorized Signature)

Dated the **20** day of **January**, 20**21**.

MANAGING DIRECTOR/PRINCIPAL
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.

		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ **3,710,482**

2b. Additions:

(1) *Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.*

(2) Net loss from principal transactions in securities in trading accounts.

(3) *Net loss from principal transactions in commodities in trading accounts.*

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) *Other revenue not related either directly or indirectly to the securities business.*
(See Instruction C):

58,472

_____
(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions   **58,472**

2d. SIPC Net Operating Revenues $ **3,652,010**

2e. General Assessment @ .0015 $ **5,478.01**

(to page 1, line 2.A.)

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